Exhibit 99.4

JBS S.A.

Publicly-Held Company

CNPJ/MF No. 02.916.265/0001-60

State Registration (NIRE) No. 35.300.330.587

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

JBS S.A., a corporation with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, No. 500, Block I, 3rd Floor, Vila Jaguara, Postal Code (CEP) 05118-100, with its articles of incorporation filed with the Commercial Registry of the State of São Paulo under State Registration (NIRE) 35.300.330.587, enrolled in the National Corporate Taxpayers’ Register of the Ministry of Finance (“CNPJ/MF”) under No. 02.916.265/0001-60, registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (“CVM”) as a category “A” publicly-held company under code 02057-5 (“Company” or “JBS S.A.”), hereby calls the shareholders, pursuant to the provisions of article 124 of Law No. 6,404 of December 15, 1976, as amended (“Corporation Law”) and of articles 3 and 5, paragraph 2, item II of CVM Resolution No. 81 of March 29, 2022 (“CVM Resolution 81”), to meet on May 23, 2025, at 10:00 a.m., in an Extraordinary General Meeting (“EGM”) in person at the auditorium located at Block 2, Ground Floor, of the headquarters of the Company, in order to examine, discuss, and resolve on the following agenda:

I – Considerations on the items of the Agenda:

The EGM is being called in connection with the material facts disclosed by the Company on July 12, 2023, September 4, 2023, on March 17, 2025 and on April 22, 2025, whereby information regarding the proposed dual listing of its shares on the stock exchange on Brazil and on the United States of America was disclosed.

As disclosed in the abovementioned material facts, JBS wishes to promote a simultaneous dual listing in Brazil and in the United States, having as vehicle JBS N.V., an entity incorporated under the laws of the Netherlands (“JBS N.V.”), which will obtain registration as a foreign issuer with the CVM in order to have Brazilian Depositary Receipts - Level II BDRs admitted to trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), backed by its Class A Shares (“Class A Shares”) and will be registered as a foreign issuer (Foreign Private Issuer – FPI) with the Securities and Exchange Commission (“SEC”) in order to have its Class A Shares admitted to trading on the New York Stock Exchange (“NYSE”), resulting in the cessation of trading of JBS S.A. common shares on B3’s “Novo Mercado” listing segment (“Dual Listing”).

The Dual Listing will be carried out through the merger, by JBS Participações Societárias S.A. (“JBS Participações”), of all shares issued by JBS S.A. not held by JBS Participações on the date of its implementation (“Merger of Shares”), having as consideration the delivery to JBS S.A. shareholders (except JBS Participações), on the date of completion of the transaction, of 1 (one) mandatorily redeemable preferred share issued by JBS Participações (“Redeemable Share”) for every 2 (two) JBS shares (“Exchange Ratio”), which will be immediately redeemed upon delivery of 01 (one) securities deposit certificate - Level II BDRs for each Redeemable Share, backed by 01 (one) Class A Shares issued by JBS N.V. (“BDRs”).

The Dual Listing will involve two different stages:

First Stage: As a first stage of the Dual Listing, JBS N.V. will become the indirect controlling shareholder of JBS S.A., through of the following transactions, implemented in two steps (the “Controlling Shareholders Contributions”):

(a)	First step, already concluded in December 2023:

(i)

J&F S.A. (formerly known as J&F Investimentos S.A.), a privately-held company organized under the laws of Brazil (“J&F”) and Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais – FIP FIAGRO Formosa - Investimento no Exterior, an investment fund organized in Brazil indirectly held by J&F (“FIP Formosa” and, together with J&F, the “Controlling Shareholders”) subscribed a JBS Participações capital increase through the compromise to pay in such capital increase with the contribution of all of its JBS S.A. shares. J&F compromised to contribute all of the JBS S.A. shares held by it, of which 369,918,510 were already contributed and FIP Formoso compromised to contribute and already contributed all of its 180,010,329 shares. J&F and FIP Formosa received, in exchange, JBS Participações Shares;

(ii)

immediately thereafter, J&F and FIP Formosa contributed all of the received JBS Participações shares, pursuant to the step above, to J&F Investments Luxembourg S.à.r.l, a private limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“LuxCo”);

(iii)	immediately thereafter, LuxCo contributed all of the aforementioned JBS Participações shares to JBS N.V.

(b)	Second step:

(i)	J&F will contribute its remaining JBS S.A. common shares (totaling 522,224,559 JBS S.A. shares) to JBS Participações as payment for the already issued and subscribed shares;

(ii)	immediately thereafter, J&F will contribute and transfer the aforementioned paid shares of JBS Participações to LuxCo; and

(iii)	immediately thereafter, LuxCo will contribute and transfer all such shares of JBS Participações to JBS N.V.

On the date of this Management Proposal, as a result of the first step of the Controlling Shareholders Contributions:

(a)	J&F and JBS Participações are the direct controlling shareholders of JBS S.A.;

(b)	J&F indirectly own 100% of the capital stock of JBS Participações; and

(c)	Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista indirectly own 100% of the capital stock of J&F.

Following the completion of the second step of the Controlling Shareholders Contributions, and immediately before the second stage described below, it is expected that:

(a)	Luxco would hold 241.234.515 Class A Shares and 294.842.184 Class B Shares (as defined in the Management Proposal) issued by JBS N.V.;

(b)	JBS N.V. would, through JBS Participações, hold the common shares issued by JBS S.A. currently held directly by J&F; and

(c)	JBS N.V. would become the indirect controlling shareholder of JBS S.A.

The Controlling Shareholders Contributions are subject to the same exchange ratio that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption (as defined below).

However, since the capital structure of JBS N.V. will differ from JBS S.A. capital structure, as a result of the different classes of shares of JBS N.V., the voting power of the Controlling Shareholders (indirectly, through LuxCo) may increase compared to the current voting power they have on JBS S.A., depending on the number of Class A Shares that will be converted into Class B Shares by the non-controlling shareholders during the Class A Conversion Period (as defined below).

If the Merger of Shares is not approved by the EGM, then the second step described above may not occur, the first step may or may not be reversed, depending exclusively on how the controlling shareholders will decide to maintain the shareholding structure of JBS S.A., which will not affect JBS S.A.

Second Stage: The second stage of the Dual Listing, subject to approval at the EGM and at a general shareholders’ meeting of JBS Participações, will result in the receipt (a) by JBS S.A. shareholders on the last trading day of its JBS S.A. shares on the B3 (“Last Trading Day”), except for JBS Participações (“JBS S.A. Shareholders”) of Class A Shares in the form of BDRs; and (b) the Cash Dividend (as defined below). In the case of holders of American Depositary Receipts1 that represents JBS S.A. common shares (“ADR Holders” and “ADRs”, respectively), they will receive Class A Shares through cancelling BDRs, which will be done directly by the ADR Depositary Bank (as defined below) after the Redemption (as defined below).

Each JBS S.A. Shareholder will receive, after the conclusion of the first step, 1 (one) BDR for every 2 (two) JBS S.A. common shares it holds, provided that every BDR will correspond to 1 (one) JBS N.V. Class A Share.

JBS S.A. Shareholders will receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder or ADS Holders had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs resulting from the Merger of Shares and the Redemption and the issuance or transfer of Class A Shares to certain members of senior management as a performance bonus for the successful completion of the Dual Listing.

The second stage will include the following steps:

•

Merger of Shares. The merger, by JBS Participações, of all shares issued by JBS S.A., at their book value. In exchange, JBS Participações will issue, in favor of JBS S.A. Shareholders[2], 1 (one) Redeemable Share for every 2 (two) JBS S.A. common shares held by such JBS S.A. Shareholder. Thus, after the implementation of the Dual Listing, JBS S.A. will become a wholly owned subsidiary of JBS Participações.

•

Redemption. Immediately after and on the same date of the Merger of Shares, JBS Participações will redeem all the Redeemable Shares (“Redemption”) upon delivery, to each of their holders[3], of 1 (one) BDR for every 1 (one) Redeemable Share. If any holder of BDRs wishes to hold Class A Shares directly, the respective holder of BDRs must take the necessary steps to cancel their BDRs by providing instructions to the B3 through their respective custody agents. In order to receive Class A Shares, shareholders must open an account with a brokerage firm accredited in the United States.

[1]	The ADRs each represent two common shares of JBS S.A.
[2]	Including the depositary bank of the ADRs, The Bank of New York Mellon (“ADR Depositary Bank”)
[3]

Including the ADR Depositary Bank. The ADR Depositary Bank will proceed with the immediate cancellation of the BDRs it receives as a result of the Redemption, so that the Class A Shares corresponding to the BDRs are delivered to the ADR Holders, provided that the fees due to the ADR Depositary Bank for this transaction will be paid by JBS S.A. on behalf of the ADR Holders.

•

Cash Dividend. The EGM will resolve on the declaration of dividends, in favor of all holders of JBS S.A. shares on the EGM date[4], in the amount of R$1.00 (one real) per share, totaling the amount of R$2,218,116,370 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy reais) (“Cash Dividend”). The resolution regarding the Cash Dividend will be conditioned to the approval of the Merger of Shares by the EGM. The Cash Dividend shall be paid on a date to be disclosed in due course by the Company’s management. The Cash Dividend declared to JBS Participações will be fully transferred to the Controlling Shareholders.

After the effective date of the Meger of Shares and the Redemption:

(i)	a holder of Class A Shares may deposit their Class A Shares before the depositary bank of the JBS N.V. BDR Program (as defined in the Management Proposal) and receive BDRs; and

(ii)	a holder of BDRs may cancel its BDRs and receive its underlying Class A Shares;

Excluding the Cash Dividend, no additional consideration in cash or in kind will be paid to JBS S.A. shareholders or ADR Holders in connection to the Dual Listing.

Upon completion of the Dual Listing and for a limited period of time, commencing on the first trading day of the Class A Shares on the NYSE and ending on December 31, 2026 (“Class A Conversion Period”), shareholders that are entitled to receive one or more BDRs upon the opening of the first trading day of the BDRs on the B3 as a result of implementation of the Dual Listing (“Eligible Shareholders”), may request, the conversion of their respective Class A Shares into Class B Shares, at a ratio of 1 (one) Class B Share for 1 (one) Class A Share (“Class A Conversion”). The Class A Conversion is subject to the terms and conditions described in the Management Proposal for the EGM hereby called (“Management Proposal”), disclosed by the Company, available for consultation as set forth below.

Completion of the Dual Listing is subject to satisfaction of the Completion Conditions described in the Protocol and Justification of the Merger of Shares Issued by the Company into JBS Participações (“Protocol and Justification”) and in the Management Proposal, available for consultation as set forth below.

[4]	The Cash Dividend will be paid to the ADR Holders on a cut-off date to be established by the ADR Depositary Bank, which may be the date of the EGM or a later date.

II – Agenda:

(a)

to ratify the hiring of KPMG AUDITORES INDEPENDENTES, a limited liability company with principal place of business at Verbo Divino Street, No. 1400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 57.755.217/0001-29, registered with the Regional Accounting Council of São Paulo under No. 2SP-014428/O-6 (“KPMG” or the “Appraiser”), to prepare an appraisal report of the value of the shares issued by JBS S.A. to be merged into JBS Participações in connection with the Merger of Shares, based on the book value of the shares issued by JBS S.A. as of December 31, 2024 (“Base Date”) for purposes of verification of the capital increase of JBS Participações, in accordance with article 252 of the Corporation Law (“Appraisal Report”);

(b)	to examine, discuss, and resolve on the Appraisal Report prepared by the Appraiser;

(c)	to examine, discuss, and resolve on the Protocol and Justification, which contains all the terms and conditions of the Dual Listing, including the Merger of Shares and Redemption;

(d)	to examine, discuss, and resolve on the Merger of Shares in the context of the Dual Listing;

(e)

to examine, discuss, and resolve on the non-listing, due to a legal impediment, of JBS N.V. in the B3 “Novo Mercado” segment, pursuant to the sole paragraph of article 46 of the B3 Novo Mercado Regulations, as a result of which JBS S.A. will cease its shares traded on B3;

(f)

to authorize the management of the Company to take all necessary measures to implement the resolutions that may be approved at the EGM, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of the Company; and

(g)	to examine, discuss, and resolve on the declaration of the Cash Dividend.

General Information:

The proposed resolutions described in items (a) through (g) of the Agenda indicated above are interdependent legal transactions, it being assumed that each of the resolutions on these items is not individually effective without the others also being effective. In addition, in case the Completion Conditions defined in the Protocol and Justification are not met, any matters approved at the EGM hereby called will not produce effects.

Participation in Person:

The Company chose to hold the EGM exclusively in person, in line with its practice in recent years, as it believes that this modality provides the opportunity for efficient and close interaction between the shareholders themselves and between the shareholders and the Company’s management, enabling eventual coordination and possible immediate clarification of any doubts that may arise during the conclave.

In accordance with article 10, paragraph 4 of the Bylaws of JBS S.A. and with article 126 of the Corporation Law, in order to participate in the EGM in person, by appearing at the headquarters of the Company, either directly or through legal representatives or proxies, shareholders must send the following documents to the Company: (i) a valid identity document of the shareholder or its representative, (ii) documents proving the powers of the representative of the corporate shareholder or of its manager or administrator, in the case of investment funds, and (iii) a proxy appointment, duly regularized in accordance with the law, in the event of representation of the shareholder (“Representation Documents”).

Additionally, in accordance with article 6, paragraph 5 of CVM Resolution 81 and articles 31 and 35 of the Corporation Law, for the purposes of the EGM hereby called, the verification of the shareholder status required under article 126 of the Corporation Law will be based on the ownership records already held by the Company, provided by the bookkeeper of the shares of the Company.

Shareholders are requested to send the Representation Documents (a) through the digital platform “Atlas AGM” through the electronic address http://atlasagm.com, as instructed below (“Digital Platform”), or (b) by email at ri@jbs.com.br, preferably, at least seventy-two (72) hours in advance of the EGM. Please note that shareholders who appear at the EGM in person may participate therein and vote if they are in possession of the required Representation Documents, even if they failed to send them to the Company in advance.

Participation through Voting Form:

Without prejudice to the possibility of participating in the EGM in person, shareholders may also participate in the EGM by sending voting instructions (i) to their respective custody agents, (ii) to the bookkeeper of the shares of the Company, (iii) to the central depositary where the Company shares are deposited, through the electronic system made available by B3, through the Investor Area (available in https://www.investidor.b3.com.br/), in the “Services” section, click on “Open Meetings”); or (iv) directly to JBS S.A. (a) through the registration of remote voting guidelines directly on the Digital Platform, as instructed below; or (b) by sending the completed Remote Voting Form to the following address: Avenida Marginal Direita do Tietê, n. 500, Bloco II, 3rd floor, Vila Jaguara, CEP 05.118-100, São Paulo/SP, Brazil, or in digitized copies, to the address ri@jbs.com.br; provided that such instructions must be received by those indicated in items (i), (ii), (iii) and (iv) in at least four (4) days before the EGM (until May 19, 2025) (“Remote Voting Form”).

The sending of the Remote Voting Form to the custodian, bookkeeper or central depositary must comply with the applicable rules and procedures indicated by such service providers, while remote voting forms sent directly to the Company must be accompanied by the Representation Documents indicated above.

Instructions for registration on the Platform for Submission of the Remote Voting Form and Optional Registration of Documents

To register voting guidelines or previously send the Documents through the Digital Platform, Shareholders must access the https://atlasagm.com link or the “Atlas AGM” application, available free of charge on the Apple Store and Google Play Store. If it is the first access to the platform, the shareholder must click on the “Create your account” option and follow the instructions provided by the platform to register or even register a representative. If the shareholder has already accessed the “Atlas AGM” platform, he must enter the same e-mail and password already registered.

Once the account has been created, shareholders must select the JBS Annual Shareholders’ Meeting in the “Meetings” menu and upload the Documents.

In case of registration approval, shareholders and attorneys-in-fact will receive an email informing them that the status of their registration is approved. In case of rejection, they will receive an email informing them that the status of their application has not been approved. To regularize the registration, it will be necessary to access the platform and check the pending issues.

Shareholder representatives must register on the platform and associate the represented shareholders to their profile, clicking on the initials of their name. On the user’s profile screen, it will be necessary to select the option “Register Representation” and associate the CNPJs of the shareholders they represent, sending the necessary documentation to each shareholder represented.

To fill out the Remote Voting Form with the voting guidelines, the shareholder must access the menu “Indicate votes/Declare votes”, filling in their votes for each matter and selecting the signature of the Remote Voting Form at the end.

For additional directions, shareholders must follow the rules set forth in CVM Resolution 81 and the procedures described in the remote voting form made available by the Company.

The documents and information mentioned in this notice and the others set forth in the Corporation Law and in CVM Resolution 81, including the Protocol and Justification, Management Proposal and Appraisal Reports have been submitted to the CVM by means of the IPE On-line, pursuant to the provisions of article 6 of CVM Resolution 81, and they are available to the shareholders at the Company’s principal place of business, on the Company’s Investor Relations website (www.jbs.com.br/ri), and on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of the CVM (www.gov.br/cvm).

São Paulo, April 22, 2025.

Jeremiah Alphonsus O’Callaghan

Chairman of the Board of Directors

This Call Notice is for informational purposes and shall not constitute an offer to sell or the solicitation of an offer to sell or buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Statements contained in this Call Notice (or the documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving JBS N.V. and JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS N.V. and JBS S.A.; the intended timeline for completion of the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of JBS N.V. and JBS S.A. In some cases, terms such as “estimate”, “project”, “anticipate”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and beliefs of JBS N.V. and JBS S.A. about future events and involve risks and uncertainties that could cause actual results to differ materially from current results.

ADDITIONAL INFORMATION FOR US INVESTORS: This document is being released in connection with the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries, JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department by email at ri@jbs.com.br, telephone at +55 (11) 3144-4146 or mail at Av. Marginal Direita do Tietê, 500, Bloco I, 3rd floor, São Paulo - SP, 05118-100, Brazil.